EXHIBIT F


                       [SCHIFF HARDIN & WAITE LETTERHEAD]



                                December 18, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re:  NiSource Inc., et al. - File No. 70-9945

Ladies and Gentlemen:

     We have acted as special counsel for NiSource Inc. ("NiSource"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and certain of its subsidiaries in connection with the preparation and filing of the Application-Declaration on Form U-1 (the "Application") under the Act in the above-referenced proceeding. This opinion is being delivered at the request of NiSource and its subsidiaries in connection with the Application.

     In the Application, NiSource and its utility and non-utility subsidiary companies named in the Application (collectively, the "Applicants") are requesting authority for the period through December 31, 2003, to establish and participate in a new system money pool arrangement (the "Money Pool"). Specifically, NiSource is seeking approval to utilize proceeds of previously authorized short-term financing to make advances to the Money Pool, and NiSource's utility and non-utility subsidiaries are requesting authorization, to the extent such transactions are not otherwise exempt pursuant to Rule 52, to borrow from and invest surplus funds in the Money Pool, subject, in the case of certain of NiSource's public utility subsidiaries, to the receipt of required state regulatory approvals.

     The Application also includes a request by Columbia Gas of Maryland, Inc. ("Columbia Maryland"), an indirect wholly-owned public utility subsidiary of NiSource, to issue and sell to


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Securities and Exchange Commission
December 18, 2001
Page 2

its parent company, Columbia Energy Group ("Columbia"), from time to time through December 31, 2003, up to $40 million of common stock and long-term debt securities.

     As such counsel, we have examined original, certified, or conformed copies of all such corporate records, agreements, instruments and documents and have made such other investigations as we have deemed necessary or appropriate to enable us to render the opinions expressed below. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies, and the authenticity of the originals of such latter documents. As to any facts material to our opinion, we have, when relevant facts were not independently established by us, relied upon the aforesaid instruments and documents.

     The opinions expressed below with respect to the proposed transactions are subject to the following assumptions and conditions:

     (a) The proposed transactions have been duly authorized and approved, to the extent required by the governing documents and applicable state laws, by the boards of directors of NiSource and the other Applicants.

     (b) The Securities and Exchange Commission (the "Commission") has duly entered an appropriate order with respect to the proposed transactions as described in the Application granting and permitting the Application to become effective under the Act and the rules and regulations under the Act and the proposed transactions are consummated in accordance with the Application and that order.

     (c) The Applicants have obtained all consents, waivers and releases, if any, required for the proposed transactions under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

     (d) No act or event other than as described in this letter has occurred subsequent to the date of this letter that would change the assumptions and conditions expressed above.

     (e) As to the due organization of certain Applicants, namely Kokomo Gas and Fuel Company, Northern Indiana Fuel and Light Company, Inc., Bay State Gas Company and Northern Utilities, Inc., the opinions of local counsel for such Applicants on which we have relied are correct. The opinions with respect to due organization filed as Exhibits F to the Application-Declarations on Form U-1, as amended, in connection with the Columbia Financing Orders (as that term is defined in Commission Release No. 35-27265, File No. 70-9681, November 1, 2001) are correct. The representation and warranty of Columbia as to the due organization of each of its subsidiaries in Section 5.1(a) of the Agreement and Plan of Merger, dated as of February 27, 2000, as amended and restated as of March 31, 2000, among NiSource, Columbia, New NiSource and related subsidiary corporations is correct.


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Securities and Exchange Commission
December 18, 2001
Page 3


     (f) The consummation of the proposed transactions is conducted under our supervision and all legal matters incident thereto are satisfactory to us, including the receipt in satisfactory form of opinions of other counsel qualified to practice in jurisdictions in which we are not admitted to practice, as we may deem appropriate.

     Based on the foregoing, and subject to the qualifications and assumptions set forth in this letter, and having regard to legal considerations which we deem relevant, we are of the opinion that, in the event the proposed transactions are consummated in accordance with the Application:

     1. All State laws applicable to the proposed transactions will have been complied with;

     2. The Applicants are each validly organized and duly existing; the common stock to be issued by Columbia Maryland will be validly issued, fully paid and nonassessable, and Columbia, as the holder thereof, will be entitled to the rights and privileges appertaining thereto; and the long-term debt securities of Columbia Maryland and notes evidencing borrowings from the Money Pool will be valid and legally binding obligations of the respective Applicants, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

     3. The Applicants will legally acquire any notes evidencing borrowings from the Money Pool, and Columbia will legally acquire any common stock or long-term debt securities issued by Columbia Maryland; and

     4. The consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by NiSource or any associate company thereof.

     Except for paragraph 1, the law covered by the opinions expressed herein is limited to the laws of the State of Indiana, the Delaware General Corporation Law and the federal securities laws of the United States of America. To the extent that the opinion expressed in paragraph 1 is based upon the laws of other states, we will obtain and rely upon opinions of other counsel qualified to practice in jurisdictions in which we are not admitted to practice, in form satisfactory to us, as we may deem appropriate.


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Securities and Exchange Commission
December 18, 2001
Page 4


     We consent to the filing of this opinion letter as Exhibit F to the Application. The opinions expressed in this letter are intended solely for the benefit of the Commission and may not be relied upon by any other person.

                                         Very truly yours,

                                         SCHIFF HARDIN & WAITE



                                         By:  /s/   Peter V. Fazio, Jr.
                                              ----------------------------------
                                                 Peter V. Fazio, Jr.